EXHIBIT 99.1
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[GRAPHIC OMITTED]
[LOGO - ABITIBI
        CONSOLIDATED]

                                                                    NEWS RELEASE
                                                                         A (TSX)
                                                                      ABY (NYSE)

                  ABITIBI-CONSOLIDATED EXTENDS EXPIRATION DATE
                                OF EXCHANGE OFFER

MONTREAL, CANADA -- September 10, 2004 -- Abitibi-Consolidated Inc. (TSX: A;
NYSE: ABY) today announced that it had extended from 5:00 p.m. (EDT) on September 10, 2004 to 5:00 p.m. (EDT) on September 15, 2004 the expiration date of the exchange offer relating to the outstanding US$200 million 7.75% notes due 2011 (the "Old Fixed Rate Notes") and US$200 million floating rate notes due 2011 (the "Old Floating Rate Notes") issued by Abitibi-Consolidated Company of Canada, unconditionally guaranteed by Abitibi-Consolidated Inc.

The exchange agent has informed Abitibi-Consolidated that, as of 4:30 p.m. (EDT) on September 10, 2004, US$200 million in aggregate principal amount of the Old Fixed Rate Notes and approximately US$194 million in aggregate principal amount of the Old Floating Rate Notes had been tendered in the exchange offer. These amounts represent 100% of the outstanding Old Fixed Rate Notes and approximately 97% of the outstanding Old Floating Rate Notes.

Abitibi-Consolidated is a global leader in newsprint and uncoated groundwood (value-added groundwood) papers as well as a major producer of wood products, generating sales of CAN$5.4 billion in 2003. The Company owns or is a partner in 27 paper mills, 22 sawmills, 4 remanufacturing facilities and 1 engineered wood facility in Canada, the U.S., the UK, South Korea, China and Thailand. With over 15,000 employees, excluding its PanAsia joint venture, Abitibi-Consolidated does business in approximately 70 countries. Responsible for the forest management of
17.5 million hectares of woodlands, the Company is committed to the sustainability of the natural resources in its care. Abitibi-Consolidated is also the world's largest recycler of newspapers and magazines, serving 16 metropolitan areas in Canada and the United States and 130 local authorities in the United Kingdom, with 14 recycling centres and approaching 20,000 Paper Retriever(R) and paper bank containers.


Contacts:

Investors                                   Media
---------                                   -----
Lorne Gorber                                Marc Osborne
Manager, Investor Relations                 Manager, Corporate Communications
(514) 394-2360                              and Media Relations
lorne_gorber@abitibiconsolidated.com        (514) 394-2340
                                            marc_osborne@abitibiconsolidated.com